Farmers New World Life Insurance Company Legal Department 3003 77th Avenue S.E. Mercer Island, Washington 98040

Adam G. Morris Corporate Counsel Direct: 206/275-8193 Fax: 206/275-8144
August 8, 2008
Via Edgar Filing
U. S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Farmers New World Life Insurance Company
Farmers Variable Life Separate Account A
Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6
for Farmers Essential Life Variable Universal Life
File Nos. 333-149540 and 811-09507
Dear Commissioners:
On behalf of Farmers New World Life Insurance Company (“Depositor”) and Farmers Variable Life Separate Account A (“Registrant”), we are hereby electronically transmitting for filing under the Securities Act of 1933, as amended, Pre-Effective Amendment No. 1 to the initial registration statement on Form N-6 for Farmers EssentialLife Variable Universal Life. Also submitted for filing herewith are two acceleration request letters. One letter on behalf of Registrant and Depositor, and the other from the principal underwriter, Farmers Financial Solutions, LLC, both of which request acceleration for an effective date on or before September 1, 2008.
In response to the staff’s comments of July 29, 2008, we corrected an inadvertent deletion of text in the Fee Table on page 7 to reflect that the Current Charge for Premium Expense Charge is 7% in years 1-10 and 3% in years 11 and above. We also modified the Flat Extra Charge in the Fee Table on page 9 and the text in corresponding footnote 14 to reflect a range of $0 to $1.25 monthly per $1,000 of Risk Insurance Amount.
Please note that the prospectus and statement of additional information have been updated to include portfolio information, such as annual operating expenses and investment objectives. We also updated language on page 24 (Purchasing a Policy) and page 48 (Underlying Portfolio Frequent Trading Policies) of the prospectus. Also included in Pre-Effective Amendment No. 1 are all required financial statements, exhibits, and other required disclosure not previously included in the initial registration statement.
We will provide a courtesy copy of Pre-Effective Amendment No. 1 to Sally Samuel, Senior Counsel, Office of Insurance Products.
If you have any questions or comments regarding Pre-Effective Amendment No. 1, please feel free to contact me at (206) 275-8193.

Respectfully Submitted,
/s/ Adam G. Morris

Adam G. Morris
Corporate Counsel